Nogin, Inc.

1775 Flight Way STE 400

Tustin, CA 92782

March 31, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nogin, Inc.

Withdrawal of Acceleration Request—Registration Statement on Form S-1

File No. 333-269765

Ladies and Gentlemen:

Reference is made to the letter from Nogin, Inc. (the “Company”), filed as correspondence via EDGAR on March 30, 2023, in which the Company requested that the effective date of the Registration Statement on Form S-1 referred to above (the “Registration Statement”) be accelerated so that it would become effective at 9:05 A.M. Eastern Time on March 31, 2023, or as soon as practicable thereafter (the “Effective Time”), pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended.

The Company no longer requests that such Registration Statement be declared effective at the Effective Time, and the Company hereby withdraws its request for the acceleration of the effective date until providing further notice.

Please contact Ryan J. Lynch of Latham & Watkins LLP, counsel to the Company, at (713) 546-7404 if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

Nogin, Inc.

By:	/s/ Jonathan S. Huberman
Jonathan S. Huberman

Chief Executive Officer, President, and Chairman of the Board of Directors

cc:	Peter Handrinos, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP